September 29, 2006

Morgan Lewis and Bockius LLP
Attn: Stephen P. Farrell
101 Park Avenue
New York, New York 10178

  Re: **Danaos Corporation**
    Registration Statement on Form F-1
    Filed September 19, 2006
    File No. 333-137459

Dear Mr. Farrell:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Consolidated Financial Data, page 7
Selected Consolidated Financial Data, page 36

1. Please expand the "per common share" section of the table to also include pro forma earnings per share giving effect to the number of IPO shares whose proceeds will be used to repay outstanding debt. Provide footnote disclosure as to this calculation. Pro forma earnings per share information should be presented for the most recent fiscal year and the subsequent interim period only.

2. As a related matter, we note the significance of the dividends paid in fiscal 2005. If a distribution to owners is to be paid out of proceeds of the offering rather than from the current year's earnings, SAB I-B-3 requires that pro forma per share data be presented for the most recent fiscal year and interim period, giving effect to the number of shares whose proceeds would be necessary to pay the dividend (when added to current year's earnings). For purposes of this SAB, a dividend declared in the latest year would be deemed to be in contemplation of the offering proceeds

> to the extent that the dividend exceeded earnings during the previous twelve
> months. Please revise to include this information in Summary and Selected
> Financial Data and on the face of the historical income statements or advise. The
> computation should be explained in accompanying footnotes.

Consent

3.   We note that the consent refers to Athens, Greece while the auditor's report refers
to Piraeus, Greece. We would generally expect the locations referenced in these
documents to be identical in order to clearly indicate that both documents were
issued by the same office. Please revise or advise.

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with
respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility
for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
defense in any proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at 202-551-3381, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax): Stephen P. Farrell